Amendment

16022229

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC Mail Processing Section
JUL 19 2016
Washington DC
409

SEC FILE NUMBER
8- 44225

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/15 (MM/DD/YY) AND ENDING 03/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Capital Portfolio Management, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2205 York Road, Suite 203
(No. and Street)

Timonium (City) MD (State) 21093 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Patrick V. Dyer 410-667-4575
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kuczak & Associates, P.A.
(Name – *if individual, state last, first, middle name*)

139 North Main St, Ste 101 (Address) Bel Air (City) MD (State) 21014 (Zip Code)

RECEIVED
2016 JUL 19 PM 3:35
SEC / TM

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Patrick V. Dyer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Capital Portfolio Management, Inc., as of March 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MARY PATRICIA NOLKER-MEISEL
Notary Public
Baltimore County
Maryland
My Commission Expires February 3, 2018

Signature

President

Title

* Notary Public

This report ** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☒ (d) Statement of Changes in Financial Condition.
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital.
☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☒ (m) A copy of the SIPC Supplemental Report.
☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CAPITAL PORTFOLIO MANAGEMENT, INC.

INDEX

KUCZAK
& ASSOCIATES, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

139 North Main Street, Suite 101
Bel Air, MD 21014

Report of Independent Registered Public Accounting Firm

The Board of Directors
Capital Portfolio Management, Inc.
Timonium, Maryland

We have audited the accompanying statement of financial condition of Capital Portfolio Management, Inc. as of March 31, 2016, and related statements of income, changes in stockholders' equity, and cash flows for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and the related notes (collectively referred to as the "financial statements"). These financial statements are the responsibility of the company's management.

We are a public accounting firm registered with the Public Company Accounting Oversight Board ("PCAOB") (United States) and are required to be independent with respect to the Company in accordance with the United States federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission ("SEC") and the PCAOB. This is our initial audit of the Company.

Basis of Opinion

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, appropriate evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit to provides a reasonable basis for our opinion.

Opinion on the Financial Statement

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Capital Portfolio Management, Inc.as of March 31, 2016 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the PCAOB, Capital Portfolio Management, Inc., Inc.'s internal control over financial reporting as of March 31, 2016, and our report dated May 24, 2016 stated that controls were adequate.

Critical Audit Matters

The standards of the PCAOB require that we communicate in our report critical audit matters relating to the audit of the current period's financial statements or state that we determined that there are no critical audit matters. Critical audit matters are those matters addressed during the audit that (1) involved our most difficult, subjective, or complex judgments: (2) posed the most difficulty to us in obtaining sufficient appropriate evidence: or (3) posed the most difficulty to us in forming our opinion on the financial statements.

We determined that there are no critical audit matters.

In addition to auditing the Company's financial statements in accordance with the standards of the PCAOB, we evaluated whether the other information, included in the annual report on The Financial and Operational Combined Uniform Single Report IIa and Statement Pertaining to Exemptive Provisions Under 15c3-3(k) filed with the Securities and Exchange Commission that contains both the March 31, 2016 financial statements and our audit report on those financial statements, contains a material inconsistency with the financial statements, a material misstatement of fact, or both. Our evaluation was based on relevant audit evidence obtained and conclusions reached during the audit. We did not audit the other information and do not express an opinion on the other information. Based on our evaluation, we have not identified a material inconsistency or a material misstatement of fact in the other information.

The supplemental information has been subjected to audit procedures performed in conjunction with the audit of Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the standards of the PCAOB. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Kuryk & Associates, P.A.

Bel Air, Maryland
May 24, 2016

CAPITAL PORTFOLIO MANAGEMENT, INC.
STATEMENT OF FINANCIAL CONDITION
March 31, 2016

ASSETS	
Cash	$ 45,007
Deposits with clearing organization	50,000
Commission receivable	27,327
Employee advance	199,638
Rental security deposit	3,050
Furniture and equipment (at cost, less accumulated depreciation of $28,159)	---
Total assets	$ 325,022
LIABILITIES AND STOCKHOLDERS' EQUITY	
LIABILITIES	
Accounts payable and accrued expenses	$ 153
Income tax liability	12,653
Deferred tax liability	9,468
Total liabilities	22,274
STOCKHOLDERS' EQUITY	
Nonconvertible preferred stock, $1 par value, 100,000 shares authorized, 92,600 shares issued	463,000
Common stock, $1 par value, 200,000 shares authorized, 25,00 shares issued	25,000
Retained deficit	(185,252)
Total stockholders' equity	302,748
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 325,022

The accompanying notes are an integral part of these financial statements.

CAPITAL PORTFOLIO MANAGEMENT, INC.
STATEMENT OF INCOME
For the Year Ended March 31, 2016

Revenues	
Commissions	$ 925,805
Mutual fund fees	359,527
Principal transactions	92,564
Other	30,049
Total revenue	1,412,287
Expenses	
Compensation and benefits	1,136,877
Floor brokerage and clearing fees	86,910
Occupancy and equipment rental	42,514
Communications	6,124
Interest	786
Office supplies	12,386
Registration and licenses	14,198
Insurance	4,751
Other	36,153
Total expenses	1,340,699
Income before income taxes	71,588
Income tax provision	19,458
Net income	$ 52,130

The accompanying notes are an integral part of these financial statements

CAPITAL PORTFOLIO MANAGEMENT, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For the Year Ended March 31, 2016

	Capital Stock		Retained	
	Preferred	Common	Deficit	Total
Balance, March 31,2015	$ 463,000	$ 25,000	$ (203,212)	$ 284,788
Net income	---	---	52,130	52,130
Dividends paid on preferred stock	---	---	(34,170)	(34,170)
Balance, March 31, 2016	$ 463,000	$ 25,000	$ (185,252)	$ 302,748

The accompanying notes are an integral part of these financial statements

CAPITAL PORTFOLIO MANAGEMENT, INC.
STATEMENT OF CASH FLOW
For the Year Ended March 31, 2016

Cash flows from operating activities:		
Net income	$	52,130
Adjustments to reconcile net income to net cash provided by operating activities:		
(Increase) decrease in operating assets:		
Marketable securities		30,213
Commissions receivable		3,007
Employee advances	(	53,904)
Increase (decrease) in operating liabilities:		
Accounts payable and accrued expenses	(	1,570)
Income taxes liability		12,092
Deferred income taxes liability	(	2,665)
Net cash provided by operating activities		39,303
Cash flows from financing activities:		
Dividend on preferred stock	(	34,170)
Net cash provided in financing activities	(	34,170)
Net increase in cash		5,133
Cash, beginning of year		39,874
Cash, end of year	$	45,007
Supplemental cash flow disclosures:		
Cash payments for:		
Interest	$	786
Federal and state income taxes	$	10,786

The accompanying notes are an integral part of these financial statements

CAPITAL PORTFOLIO MANAGEMENT, INC.
NOTES TO FINANCIAL STATEMENTS
March 31, 2016

1. Nature of Business and Summary of Significant Accounting Policies

Significant accounting policies followed by Capital Portfolio Management, Inc. (the Company) as summarized below conform to accounting principles generally accepted in the United States of America. The significant accounting policies are summarized as follows:

A. Nature of Operations

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA).

The Company was incorporated in Maryland on August 14, 1991.

The Company is a securities broker-dealer, which comprises several classes of services including principal transactions and agency transactions. The Company is also licensed to sell life insurance and annuity policies.

Prior to March 9, 2016 the Company forwarded all securities transactions to J.P. Morgan Clearing Corporation, which carried and cleared such transactions for the Company on a fully disclosed basis.

Beginning on March 9, 2016 the Company began forwarding all security transactions to National Financial Services, LLC, which carries and clears such transactions for the Company on a fully disclosed basis.

B. Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

C. Revenue Recognition

Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis at fair value and are reflected in principal transactions in revenues in the statement of income. Trading gains and losses are recorded using the average cost method. On March 31, 2016 the Company did not own any marketable securities.

Commission revenue and related clearing expenses are recorded on a trade date basis.

1. Nature of Business and Summary of Significant Accounting Policies - Continued

D. Office Equipment

Office equipment is recorded at cost - $28,159, net accumulated depreciation of $28,159 at March 31, 2016. Depreciation of office equipment is determined by use of the straight line method over five to seven years.

E. Allowance for Bad Debts

The Company uses the direct write-off method for bad debts. Receivables are charged against income when management determines them to be uncollectable. Potential uncollectable receivables at year end are considered immaterial and therefore, no allowance for doubtful accounts has been established.

F. Advertising

Advertising costs for the fiscal year were $16,845. These costs are expensed as incurred.

G. Income Taxes

The Company files its tax return using the cash basis of accounting. Provisions for income taxes are based on taxes payable or refundable for the current year and deferred taxes on temporary differences between the amount of taxable income and pretax income and between the tax bases of assets and liabilities and the corresponding reported amounts in the financial statements. Deferred tax assets and liabilities included in the financial statements are calculated utilizing currently enacted tax laws and rates applicable to the period in which the deferred tax assets and liabilities included in the financial statements are expected to be realized as prescribed in FASB ASC 740.

Effective January 1, 2009, the Company implemented the accounting guidance for uncertainty in income taxes using the provisions of FASB ASC 740. Using that guidance, tax positions initially need to be recognized in the financial statements when it is more-than-likely-then-not the positions will be sustained upon examination by the tax authorities.

As of March 31, 2016, the Company had no uncertain tax positions, or interest and penalties that qualify for either recognition or disclosure in the financial statements.

1. Nature of Business and Summary of Significant Accounting Policies - Continued

H. Statement of Cash Flows

For purposes of the statement of cash flows, the Company has defined cash equivalents as cash in checking and savings accounts. It does not include security deposits held as cash.

I. Employee Benefits

Compensated absences are generally taken as earned and do not represent a material amount. Accordingly, the Company has not accrued compensated absences.

J. Retirement Plan

The Company offers a Simple IRA retirement plan for its employees. Each participating employee is permitted to contribute a portion of his compensation to the plan. Within plan limits, the Company is required to contribute on behalf of each eligible participant a matching percentage of the participant's salary. The Company funded $5,071 to the plan for the year ended March 31, 2016

2. Receivable from Clearing Organizations

Receivables from the clearing organization as of March 31, 2016 represent commissions and fees.

3. Preferred Stock

The Company has authorized 100,000 shares of preferred stock at a par value of $1 per share and has issued 92,600 shares. The Company paid $7,925 in quarterly dividends during the year.

4. Income Taxes

The net provision for income taxes consists of the following:

Current	Federal	$ 17,063
	State	7,205
Deferred	Federal	(4,562)
	State	(248)
Total provision		$ 19,458

4. Income Taxes - Continued

The following represents the approximate tax effect of each significant type of temporary difference giving rise to the deferred tax liability.

	Federal	State	Total
Deferred tax liability:			
Net commissions not received	$ 7,214	$ 2,254	$ 9,468

5. Lease Commitments

The Company leases its office space under a five year lease that expires in 2017. The Company signed an amendment to the lease in April 2016 for additional office space through February 2017. The amendment will run concurrently with the original lease. As of March 31, 2016, the aggregate future minimum commitment under the lease and amendment is $44,414.

6. Credit Risk

In the normal course of business, the Company's securities activities through its clearing firm involve execution, settlement and financing of various securities transactions for customers. These activities may expose the Company to risk in the event customers, other brokers and dealers, bank depositories or clearing organizations are unable to fulfill contractual obligations.

The Company does not have any significant concentration in the value of business with a particular customer, group of customer or product.

The Company has concentrated its credit risk by maintaining deposits in a financial institution of its clearing broker. The deposits at the financial institution may at times exceed amounts covered by the insurance provided by the U.S. Federal Deposit Insurance Company (FDIC). The deposits at the clearing broker may at times exceed amounts covered by insurance provided by the Securities Investment Protection Corporation (SIPC).

7. Related Party Transactions – Receivables from Stockholders

Over the years, the Company has made advances to one of its common stockholders. This advance is payable on demand and bears no interest. The balance as of March 31, 2016 was $199,638.

8. Guarantees and Indemnifications

The Company guarantees all of the customer margin account balances held by its clearing broker. The Company is responsible for payment to its clearing broker for any loss, liability, damage, cost or expense incurred as a result of customers failing to comply with margin or margin maintenance calls on all margin accounts. The margin account balance held by the clearing broker as of March 31, 2016 was $481,000. In the event of any customer default, the Company has rights to the underlying collateral provided. Given the existence of underlying collateral provided as well as the negligible historical credit losses, the Company does not maintain any loss reserve.

9. Regulatory Requirements

The Company is subject to the Securities and Exchange Commission's uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of "aggregate indebtedness" to net capital shall not exceed 15 to 1.

As of March 31, 2016, the Company's net capital was $100,060 which exceeded the capital requirements of $50,000 by $50,060 and its net capital ratio was .227 to 1.

10. Subsequent Events

Management evaluated subsequent events through May 24, 2016, the date the financial statements were available to be issued. Events or transactions occurring after March 31, 2016, but prior to May 24, 2016 that provided additional evidence about conditions that existed at March 31, 2016, have been recognized in the financial statements for the year ended March 31, 2016.

Schedule I

CAPITAL PORTFOLIO MANAGEMENT, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
as of March 31, 2016

NET CAPITAL	
Total stockholders' equity	$ 302,748
Deductions and/or charges:	
Employee advance	199,638
Rental security deposit	3,050
Total deductions and/or charges	202,688
Net capital before haircuts on securities positions	100,060
Haircuts on Securities	----
Net capital	$ 100,060

Schedule I (continued)

CAPITAL PORTFOLIO MANAGEMENT, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
as of March 31, 2016

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition:

Accounts payable and accrued expenses	$ 153
Income tax liability	12,653
Deferred tax liability	9,468
Total aggregate indebtedness	$ 22,274

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required	$ 50,000
Excess net capital	$ 50,060
Net capital less 120% of minimum dollar net capital requirement	$ 40,060
Ratio: Aggregate indebtedness to net capital	.227 to 1

There are no material differences between the preceding computation and the Company's corresponding unaudited Part IIA of Form X-17A-5 as of March 31, 2016.

Schedule II

CAPITAL PORTFOLIO MANAGEMENT, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

March 31, 2016

Capital Portfolio Management, Inc. is exempt from SEC Rule 15c3-3 because it does not carry securities accounts for customers or perform custodial functions relating to customer securities. The Company is exempt pursuant to k(2)(ii).

Schedule III

CAPITAL PORTFOLIO MANAGEMENT, INC.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
as of March 31, 2016

Capital Portfolio Management, Inc. is exempt from SEC Rule 15c3-3 because it does not carry securities accounts for customers or perform custodial functions relating to customer securities. The Company is exempt pursuant to k(2)(ii).

KUCZAK
& ASSOCIATES, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

139 North Main Street, Suite 101
Bel Air, MD 21014

The Board of Directors
Capital Portfolio Management, Inc.
Timonium, Maryland

Report of Independent Registered Public Accounting Firm

We have reviewed management's statements, included in the accompanying Report, in which (1) Capital Portfolio Management, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Capital Portfolio Management, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) Capital Portfolio Management, Inc. stated that Capital Portfolio Management, Inc. met the identified exemption provisions throughout the most recent fiscal year ended March 31, 2016 without exception. Capital Portfolio Management, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Capital Portfolio Management, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Kuczak & Associates, P.A.

Bel Air, Maryland
May 24, 2016

Capital Portfolio Management, Inc. Exemption Report
For the Year Ended March 31, 2016

Capital Portfolio Management, Inc., (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k): (2)(ii).
2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year without exception.

Capital Portfolio Management, Inc.

I, Patrick V. Dyer, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

Patrick V. Dyer, President

KUCZAK
& ASSOCIATES, P.A.

CERTIFIED PUBLIC ACCOUNTANTS

139 North Main Street, Suite 101
Bel Air, MD 21014

Board of Directors
Capital Portfolio Management, Inc.
Timonium, Maryland

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended March 31, 2016, which were agreed to by Capital Portfolio Management, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Capital Portfolio Management, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Capital Portfolio Management, Inc.'s management is responsible for Capital Portfolio Management, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1.Compared the listed assessment payments in Form SIPC-7 with respective cash disbursements record entries in the general ledger noting no differences.

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended March 31, 2016, as applicable, with the amounts reported in Form SIPC-7 for the year ended March 31, 2016, noting no differences.

3.Proved the arithmetical accuracy of the calculations reflected on form SIPC-7, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Kuczak & Associates, P.A.

Bel Air, Maryland
May 24, 2016

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended 3/31/2016
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

044225 FINRA MAR
CAPITAL PORTFOLIO MANAGEMENT INC
2205 YORK RD STE 203
TIMONIUM MD 21093-3167

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

______

2. A. General Assessment (item 2e from page 2) $ 796.91

B. Less payment made with SIPC-6 filed (exclude interest) (483.46)

______ Date Paid

C. Less prior overpayment applied (______)

D. Assessment balance due or (overpayment) 313.45

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum ______

F. Total assessment balance and interest due (or overpayment carried forward) $ ______

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ ______

H. Overpayment carried forward $(______)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

______

______

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Capital Portfolio Management, Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

President
(Title)

Dated the 24 day of May, 20 16.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 4/1/2015
and ending 3/31/2016

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 1,412,288
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	31,173
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	1,443,461
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	1,037,786
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	86,910
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
~~(8) Other revenue not related either directly or indirectly to the securities business.~~ (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	1,124,696
2d. SIPC Net Operating Revenues	$ 318,765
2e. General Assessment @ .0025	$ 796.91

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